UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 2, 2022

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2021 to 31 December 2021

2 February 2022

Novo Nordisk's sales increased by 11% in Danish kroner and by 14% at constant exchange rates to DKK 140.8 billion in 2021

•Operating profit increased by 8% in Danish kroner and by 13% at constant exchange rates (CER) to DKK 58.6 billion.
•Sales in International Operations increased by 12% in Danish kroner (14% at CER), and sales in North America Operations increased by 10% in Danish kroner (14% at CER).
•Sales within Diabetes and Obesity care increased by 13% in Danish kroner to DKK 121.6 billion (15% at CER), driven by GLP-1 sales growth of 28% in Danish kroner (32% at CER) reflecting the uptake of Ozempic® and Rybelsus®. Obesity care sales grew by 50% in Danish kroner (55% at CER), and Biopharm sales increased by 1% measured in Danish kroner (4% at CER).
•Within R&D, Novo Nordisk in November 2021 successfully completed the first cohorts from the ongoing phase 1/2 clinical trial with Mim8, and in December 2021 the acquisition of Dicerna Pharmaceuticals was completed.
•In December 2021, a contract manufacturer filling syringes for Wegovy® temporarily stopped deliveries and manufacturing following issues with current Good Manufacturing Practices. Consequently, fewer new weekly patient initiations are expected in the first half of 2022 compared to fourth quarter of 2021. Novo Nordisk still expects to be able to meet demand in the US in the second half of 2022.
•For the 2022 outlook, sales growth is expected to be 6-10% at CER and operating profit growth is expected to be 4-8% at CER. Sales and operating profit growth reported in Danish kroner is expected to be 5 and 7 percentage points higher than at CER, respectively.
•At the Annual General Meeting on 24 March 2022, the Board of Directors will propose a final dividend of DKK 6.90 for 2021 per share of DKK 0.20. The expected total dividend for 2021 is DKK 10.40 per share, of which DKK 3.50 was paid as interim dividend in August 2021. The Board of Directors intends to initiate a new 12-month share repurchase programme of up to DKK 22 billion.

PROFIT AND LOSS	2021	2020	Growth as reported	Growth at CER*
DKK million
Net sales	140,800	126,946	11%	14%
Operating profit	58,644	54,126	8%	13%

Net profit	47,757	42,138	13%	N/A
Diluted earnings per share (in DKK)	20.74	18.01	15%	N/A
* CER: Constant exchange rates (average 2020).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the double-digit sales growth in 2021 and the progress we have made on our Strategic Aspirations. The results reflect that almost 35 million people with diabetes are now benefiting from our treatments worldwide. In obesity, we are making progress in resolving the Wegovy® supply issue and we expect to be able to meet demand from people living with obesity in the US in the second half of 2022".

On 2 February 2022 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 2 of 33
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for 2021 (fourth-quarter developments):

Purpose and sustainability	Innovation and therapeutic focus
Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Medical treatment provided to 34.6 million people living with diabetes in 2021
◦46 new vulnerability assessments conducted enabling access to insulin to around 82,000 people with diabetes
◦Reaching 18 countries and around 32,000 children in Changing Diabetes® in Children

Progress towards zero environmental impact:
•43% reduction in CO2 emissions compared to 2019

        Evolve culture and ensure distinct core capabilities:
•Launch of an aspirational gender diversity target

Further raise innovation bar for diabetes treatment:
•Approval of Xulthopy® and Ozempic® in China for the treatment of type 2 diabetes
•Resubmission of semaglutide 2.0 mg in the US and approval in the EU in January 2022
•Phase 1 trial completed with a glucose-sensitive insulin

Develop superior treatment solutions for obesity:
•Approval of Wegovy®, semaglutide 2.4 mg, in the US and approval in the EU in January 2022
•Phase 3a development initiated with 50 mg oral semaglutide in obesity the
Strengthen and progress Biopharm pipeline:
•Sogroya® phase 3 programme in children with growth hormone deficiency successfully completed
•First Mim8 phase 1/2 trial cohorts successfully completed

Establish presence in Other serious chronic diseases:
•Phase 3a development initiated with ziltivekimab in cardiovascular disease and semaglutide in NASH and Alzheimer's disease

Acquisition of Dicerna Pharmaceuticals and its RNAi platform to be applied across therapy areas

Commercial execution	Financials
       Strengthen diabetes leadership to more than one-third
•Diabetes value market share increased by 0.8 percentage point to 30.1% (MAT)

 Strengthen obesity leadership and double sales:
•Obesity care sales increased by 55% (CER) to DKK 8.4 billion

 Secure a sustained growth outlook for Biopharm:
•Biopharm sales increased by 4% (CER) to DKK 19.2 billion

Deliver solid sales and operating profit growth:
•Sales growth at 14% (CER)
•International Operations sales growth of 14% (CER)
•US sales growth of 13% (CER) with 60% of sales coming from products launched since 2015
•Operating profit growth of 13% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 29.3 billion
•Share buyback of DKK 20 billion
•Total dividend of DKK 10.40 per share and payout ratio of 49.6%

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 3 of 33
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR 2021

PROFIT AND LOSS	2021	2020	2019	2018	2017	% change 2021 to 2020	% change 2021 to 2020 at CER
(Amounts are in DKK million, except for earnings per share and dividend per share)

Net sales	140,800	126,946	122,021	111,831	111,696	11%	14%

Gross profit	117,142	106,014	101,933	94,214	94,064	10%	14%
Gross margin	83.2%	83.5%	83.5%	84.2%	84.2%

Sales and distribution costs	(37,008)	(32,928)	(31,823)	(29,397)	(28,340)	12%	15%
Percentage of sales	26.3%	25.9%	26.1%	26.3%	25.4%

Research and development costs	(17,772)	(15,462)	(14,220)	(14,805)	(14,014)	15%	16%
Percentage of sales	12.6%	12.2%	11.7%	13.2%	12.5%

Administrative costs	(4,050)	(3,958)	(4,007)	(3,916)	(3,784)	2%	4%
Percentage of sales	2.9%	3.1%	3.3%	3.5%	3.4%

Other operating income and expenses	332	460	600	1,152	1,041	(28%)	(27%)

Operating profit	58,644	54,126	52,483	47,248	48,967	8%	13%
Operating margin	41.7%	42.6%	43.0%	42.2%	43.8%

Financial items (net)	436	(996)	(3,930)	367	(287)	(144%)	N/A

Profit before income taxes	59,080	53,130	48,553	47,615	48,680	11%	N/A

Income taxes	(11,323)	(10,992)	(9,602)	(8,987)	(10,550)	3%	N/A
Effective tax rate	19.2%	20.7%	19.8%	18.9%	21.7%

Net profit	47,757	42,138	38,951	38,628	38,130	13%	N/A
Net profit margin	33.9%	33.2%	31.9%	34.5%	34.1%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	6,025	5,753	5,661	3,925	3,182	5%	N/A
Purchase of intangible assets	1,050	16,256	2,299	2,774	1,022	(94%)
Capital expenditure	6,335	5,825	8,932	9,636	7,626	9%	N/A
Net cash generated from operating activities	55,000	51,951	46,782	44,616	41,168	6%	N/A
Free cash flow	29,319	28,565	34,451	32,536	32,588	3%	N/A

Total assets	194,508	144,922	125,612	110,769	102,355	34%	N/A
Equity	70,746	63,325	57,593	51,839	49,815	12%	N/A
Equity ratio	36.4%	43.7%	45.8%	46.8%	48.7%

Diluted earnings per share / ADR (in DKK)	20.74	18.01	16.38	15.93	15.39	15%	N/A
Total dividend per share 1)	10.40	9.10	8.35	8.15	7.85	14%

Payout ratio 2)	49.6%	50.0%	50.5%	50.6%	50.4%

1) Total dividend for the financial year 2021 including proposed final dividend of DKK 6.90 per share and interim dividend paid in August 2021 of DKK 3.50 per share.
2) Total dividend for the year as a percentage of net profit.

The Board of Directors and Executive Management have approved the Annual Report 2021 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this unaudited financial statement containing condensed financial information for 2021. This financial statement is prepared in accordance with the recognition and measurement requirements of the International
Financial Reporting Standards (IFRS) as issued by IASB and IFRS as endorsed by the EU.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 4 of 33
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 11% measured in Danish kroner and by 14% at CER 2021, driven by growth across all therapy areas with Diabetes care sales growth of 13% (CER), Obesity care sales growth of 55% (CER) and Biopharm sales growth of 4% (CER).

Sales split per therapy	Sales 2021 DKK million	Sales 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	4,838	1,873	158%	168%	18%
Ozempic®	33,705	21,211	59%	64%	77%
Victoza®	15,054	18,747	(20%)	(18%)	(19%)
Total GLP-1	53,597	41,831	28%	32%	76%

Long-acting insulin	18,064	18,439	(2%)	0%	0%
- Tresiba®	9,729	8,968	8%	11%	6%
- Xultophy®	2,657	2,444	9%	11%	1%
- Levemir®	5,678	7,027	(19%)	(17%)	(7%)

Premix insulin	11,203	10,925	3%	4%	2%
- Ryzodeg®	1,711	1,291	33%	37%	3%
- NovoMix®	9,492	9,634	(1%)	(1%)	(1%)

Fast-acting insulin	17,687	18,313	(3%)	(1%)	(1%)
- Fiasp®	1,748	1,385	26%	29%	2%
- NovoRapid®	15,939	16,928	(6%)	(3%)	(3%)

Human insulin	9,052	8,873	2%	4%	2%

Total insulin	56,006	56,550	(1%)	1%	3%

Other Diabetes care[1]	3,594	4,031	(11%)	(10%)	(2%)

Total Diabetes care	113,197	102,412	11%	13%	77%

Obesity care (Saxenda® and Wegovy®)	8,400	5,608	50%	55%	18%

Diabetes and Obesity care total	121,597	108,020	13%	15%	95%

Biopharm segment
Rare blood disorders[2]	10,217	9,662	6%	9%	5%
- Haemophilia A	2,112	1,713	23%	25%	2%
- Haemophilia B	637	518	23%	25%	1%
- NovoSeven®	7,221	7,203	0%	4%	1%
Rare endocrine disorders[3]	7,303	7,707	(5%)	(2%)	(1%)
Other Biopharm[4]	1,683	1,557	8%	8%	1%
Biopharm total	19,203	18,926	1%	4%	5%

Total sales	140,800	126,946	11%	14%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 5 of 33
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 11% measured in Danish kroner and by 13% at CER to DKK 113,197 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 29.3% to 30.1% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2021 and November 2020 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2021 DKK million	Growth at CER
	2021	2020

Global	30.1%	29.3%	113,197	13%
International Operations	24.9%	23.2%	58,692	14%
- EMEA *	28.7%	27.7%	29,136	12%
- Region China **	33.0%	30.0%	15,563	11%
- Rest of World ***	15.5%	13.5%	13,993	24%
North America Operations	31.9%	31.5%	54,505	12%
- The US	31.9%	31.6%	51,197	11%

Source: IQVIA, November 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 28% measured in Danish kroner and by 32% at CER to DKK 53,597 million. The GLP-1 segment’s value share of the total diabetes market has increased to 26.5% compared with 21.9% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 52.7% value market share, an increase of 2.3 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	November	November	Sales 2021 DKK million	Growth at CER
	2021	2020

Global	52.7%	50.4%	53,597	32%
International Operations	58.9%	53.7%	16,106	52%
- EMEA *	58.3%	55.1%	10,209	38%
- Region China **	74.0%	90.2%	1,847	73%
- Rest of World ***	56.9%	43.6%	4,050	85%
North America Operations	51.8%	50.0%	37,491	25%
- The US	51.0%	49.3%	35,442	24%

Source: IQVIA, November 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 158% measured in Danish kroner and by 168% at CER to DKK 4,838 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World. Rybelsus® has now been launched in 29 countries.

Ozempic® sales increased by 59% measured in Danish kroner and by 64% at CER to DKK 33,705 million. Sales growth was driven by both North America Operations and International Operations. Ozempic® has now been launched in 72 countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 6 of 33
Victoza® sales decreased by 20% measured in Danish kroner and by 18% at CER to DKK 15,054 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by North America Operations, EMEA and Rest of World, partially offset by higher sales in Region China.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 50% measured in Danish kroner and by 52% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 13.6% from 10.7% 12 months ago. Novo Nordisk is the market leader with a value market share of 58.9%.

EMEA
Sales in EMEA increased by 38% in both Danish kroner and at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has now been launched in 24 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 58.3%.

Region China
Sales in Region China increased by 77% measured in Danish kroner and by 73% at CER. The sales growth reflects the uptake of Victoza® in China and of Ozempic® in Taiwan as well as launch of Ozempic® in China following the approval in April 2021. As of 1 January 2022, Ozempic® has been included on the National Reimbursement List in China. The GLP-1 class' share of the overall diabetes market value in Region China increased to 5.6% from 2.9% 12 months ago.

Rest of World
Sales in Rest of World increased by 74% measured in Danish kroner and by 85% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, following the launch in Japan, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 56.9%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 21% measured in Danish kroner and by 25% at CER. Novo Nordisk is the market leader with a 51.8% value market share compared to 50.0% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 31.1% compared to 26.0% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 30% in the fourth quarter of 2021 compared to the fourth quarter of 2020. The weekly new-to-brand market share for Ozempic® is 44.9% and 12.7% for Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 63.9%. Novo Nordisk is the market leader with 53.4% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 24% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 7 of 33
Insulin
Sales of insulin decreased by 1% measured in Danish kroner and increased by 1% at CER to DKK 56,006 million. Sales growth at CER was driven by increased sales in International Operations, partially offset by declining sales in the US.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2021 DKK million	Growth at CER
	2021	2020

Global	47.1%	47.3%	56,006	1%
International Operations	50.3%	50.1%	39,942	6%
- EMEA *	47.6%	47.6%	18,214	2%
- Region China **	50.9%	50.6%	12,284	8%
- Rest of World ***	57.2%	57.1%	9,444	11%
North America Operations	38.6%	39.6%	16,064	(9%)
- The US	38.1%	39.4%	14,949	(9%)

Source: IQVIA, November 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 4% measured in Danish kroner and by 6% at CER. Sales growth at CER was driven by all insulin products except for Levemir® and NovoMix®.

EMEA
Sales of insulin in EMEA decreased by 1% measured in Danish kroner and increased by 2% at CER. The sales growth at CER was mainly driven by Tresiba® and Fiasp®, partially countered by Levemir®, NovoRapid® and human insulin. Novo Nordisk has a volume market share of 47.6% of the total insulin market.

Region China
Sales of insulin in Region China increased by 11% measured in Danish kroner and by 8% at CER. The sales growth was driven by Tresiba®, Ryzodeg® and NovoRapid®, partially countered by Levemir® and human insulin. Novo Nordisk has a volume market share of 50.9% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 6% measured in Danish kroner and by 11% at CER. The sales growth at CER was driven by all insulin products except for Levemir® and NovoMix®. Novo Nordisk has a volume market share of 57.2% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 12% measured in Danish kroner and by 9% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume. Changes to the 340B Drug Programme positively impacted sales. Novo Nordisk has a volume market share of 38.6% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 8 of 33
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy®, increased by 50% measured in Danish kroner and by 55% at CER to DKK 8,400 million. Sales growth was driven by North America Operations and International Operations. Saxenda® has been launched in 65 countries, and Wegovy® was launched in the US in June 2021. Novo Nordisk currently has a value market share of 77.8% of the global branded obesity prescription drug market. The strategic aspiration for Obesity care is to more than double reported sales from the base in 2019 of DKK 5,679 million by 2025.

Obesity care, development per geographical area	Obesity care, sales development

	Sales 2021 DKK million	Growth at CER

Global	8,400	55%
International Operations	3,117	52%
- EMEA	1,809	66%
- Region China	61	—
- Rest of World	1,247	32%
North America Operations	5,283	57%
- The US	4,912	58%

International Operations
Sales of Saxenda® in International Operations increased by 47% measured in Danish kroner and by 52% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 52.4% in the branded obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 61% measured in Danish kroner and by 66% at CER. Novo Nordisk currently has a value market share of 73.1% in the branded obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World increased by 27% measured in Danish kroner and by 32% at CER. Saxenda® has been launched in 19 countries in Rest of World. Novo Nordisk currently has a value market share of 41.7% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 51% measured in Danish kroner and by 57% at CER. Novo Nordisk now has a value market share of 89.0% in the branded anti-obesity prescription drug market in North America. Wegovy® was made available to patients in June 2021 and market access has progressed and commercial formulary access is now more than 70%. The initial feedback from prescribers has been encouraging and demand from patients exceeded supply.

In December 2021, Novo Nordisk announced that a contract manufacturer filling syringes for Wegovy® pens for the US market has temporarily stopped deliveries and manufacturing following issues with current Good Manufacturing Practices. As a consequence, Novo Nordisk does not expect to be able to meet the demand of Wegovy® in the US in the first half of 2022 and fewer new weekly patient initiations are expected compared to the fourth quarter of 2021. Novo Nordisk still expects to be able to meet demand in the US in the second half of 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 9 of 33
BIOPHARM
Biopharm, sales development
Sales of Biopharm products increased by 1% measured in Danish kroner and by 4% at CER to DKK 19,203 million in line with the strategic aspiration of sustained growth in Biopharm. The sales growth at CER was driven by both North America Operations and International Operations. Sales growth was driven by Rare blood disorders.

Biopharm, development per geographical area	Biopharm, sales development

	Sales 2021 DKK million	Growth at CER

Global	19,203	4%
International Operations	11,728	3%
- EMEA	6,761	3%
- Region China	395	(11%)
- Rest of World	4,572	5%
North America Operations	7,475	6%
- The US	6,900	7%

Rare blood disorders
Sales of Rare blood disorder products increased by 6% measured in Danish kroner and by 9% at CER to DKK 10,217 million. The increasing sales were driven by the launch products Esperoct® and Refixia® as well as NovoSeven® and NovoEight®.

Sales of haemophilia A products increased by 23% measured in Danish kroner and by 25% at CER to DKK 2,112 million. The sales increase was driven by both International Operations and North America Operations. Esperoct® has now been launched in 25 countries.

Sales of haemophilia B products increased by 23% measured in Danish kroner and by 25% at CER to DKK 637 million. The sales increase was driven by both International Operations and North America Operations. Refixia® has now been launched in 25 countries.
Sales of NovoSeven® remained unchanged in Danish kroner and increased by 4% at CER to DKK 7,221 million. The sales development was driven by increasing sales in North America Operations, partially offset by declining sales in International Operations. The sales decline in Region China reflects increased distributor stock levels in 2020.

Rare endocrine disorders
Sales of Rare endocrine disorder products decreased by 5% measured in Danish kroner and by 2% at CER to DKK 7,303 million. The sales development was driven by North America Operations' sales decreasing by 12% at CER, partially offset by International Operations sales increasing by 5% at CER. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 36.3% compared to 35.6% a year ago.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 10 of 33
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 11% measured in Danish kroner and by 14% at CER to DKK 140,800 million in 2021. Sales in International Operations increased by 12% measured in Danish kroner and by 14% at CER. The strategic aspiration for International Operations is sales growth between 6-10%. Sales in North America Operations increased by 10% measured in Danish kroner and by 14% at CER. The strategic aspiration of transforming 70% of sales in the US has progressed, and 60.3% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	73,537	12%	14%	51%
- EMEA	37,706	10%	12%	23%
- Region China	16,019	14%	11%	9%
- Rest of World	19,812	14%	19%	19%
North America Operations	67,263	10%	14%	49%
- The US	63,009	9%	13%	44%

Total sales	140,800	11%	14%	100%

International Operations
Sales in International Operations increased by 12% measured in Danish kroner and by 14% at CER. Sales growth was driven by all therapy areas with GLP-1 sales growing by 52% at CER, insulin sales growing by 6% at CER, Obesity care sales growing by 52% at CER and Biopharm sales growing by 3% at CER.

EMEA
Sales in EMEA increased by 10% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 12% at CER driven by increased GLP-1 sales. Obesity care sales increased by 66% at CER and Biopharm sales increased by 3% at CER.

Region China
Sales in Region China increased by 14% measured in Danish kroner and by 11% at CER. Sales growth was driven by Diabetes care growth of 11% at CER reflecting increased insulin and GLP-1 sales, partially offset by Biopharm sales declining by 11% at CER reflecting increased distributor stock levels in 2020.

Rest of World
Sales in Rest of World increased by 14% measured in Danish kroner and by 19% at CER. Sales growth was driven by Diabetes care growing by 24% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 32% at CER and Biopharm growing by 5% at CER.

North America Operations
Sales in North America Operations increased by 10% measured in Danish kroner and by 14% at CER. Changes to the 340B Drug Pricing Programme positively impacted sales growth.

The sales increase reflects GLP-1 diabetes sales growing by 25% at CER, Obesity care sales growing by 57% at CER and Biopharm sales growing by 6% at CER. This was partially offset by insulin sales decreasing by 9% at CER driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 11 of 33
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 13% measured in Danish kroner and by 15% at CER to DKK 23,658 million, resulting in a gross margin of 83.2% measured in Danish kroner compared with 83.5% in 2020. The decline in gross margin reflects lower realised prices in the US, a negative currency impact of 0.2 percentage point and amortisation of intangible assets related to the acquisition of Emisphere Technologies Inc. in 2020. This is countered by a positive product mix driven by increased GLP-1 sales and productivity improvements in line with the strategic aspiration of driving operational efficiencies.

Sales and distribution costs increased by 12% measured in Danish kroner and by 15% at CER to DKK 37,008 million. The increase in costs is driven by International Operations and North America Operations. In International Operations, promotional spend is related to launch activities for Rybelsus® and Ozempic® as well as Obesity care market development activities. In North America Operations, the cost increase is driven by promotional activities for Rybelsus® and Ozempic® as well as market development activities for Obesity care and launch costs for Wegovy®, partially offset by lower promotional spend related to insulin.

Research and development costs increased by 15% measured in Danish kroner and by 16% at CER to DKK 17,772 million. Increased activities within Other serious chronic diseases are driving the cost increase reflecting the progression of the pipeline within cardiovascular disease and NASH. The growth is impacted by amortisation of the priority review voucher for Wegovy® in the US in 2020.

Administration costs increased by 2% measured in Danish kroner and by 4% at CER to DKK 4,050 million, reflecting low spend in 2020 due to COVID-19 impact on activities.

Other operating income and expenses (net) was DKK 332 million compared with DKK 460 million in 2020.

Operating profit increased by 8% measured in Danish kroner and by 13% at CER to DKK 58,644 million.

Financial items (net) showed a net gain of DKK 436 million compared with a net loss of DKK 996 million in 2020.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 344 million compared with a net loss of DKK 747 million in 2020. This reflects gains on hedged currencies, primarily the US dollar.

As per the end of December 2021, a negative market value of financial contracts of approximately DKK 1.7 billion has been deferred for recognition in 2022.

The effective tax rate is 19.2% in 2021 compared with an effective tax rate of 20.7% in 2020, mainly reflecting non-recurring impact from acquisitions in 2020 and 2021.

Net profit increased by 13% to DKK 47,757 million and diluted earnings per share increased by 15% to DKK 20.74

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 12 of 33
KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2021
Sales in the fourth quarter of 2021 increased by 19% measured in Danish kroner and by 16% at CER compared to the same period in 2020. Operating profit increased by 22% measured in Danish kroner and by 16% at CER.
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the fourth quarter of 2021.

Sales split per geographical area	Sales Q4 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	18,216	18%	15%	45%
- EMEA	9,427	16%	15%	22%
- Region China	3,710	14%	5%	3%
- Rest of World	5,079	26%	26%	20%
North America Operations	20,117	20%	17%	55%
- The US	18,902	19%	16%	49%

Total sales	38,333	19%	16%	100%

The increased global sales of 16% at CER were driven by Diabetes and Obesity care sales as GLP-1 sales increased by 36% at CER, Obesity care sales increased by 73% partially offset by decreased insulin sales by 1%. Biopharm sales increased by 6% at CER.

International Operations
Sales in International Operations increased by 18% measured in Danish kroner and by 15% at CER. Sales growth was driven by all geographical areas.

Sales growth was driven by Diabetes and Obesity care growing by 18% at CER driven by increased GLP-1 sales growing by 65% at CER, insulin sales growing by 4% at CER and Obesity care increasing by 57% at CER. Biopharm sales increased by 5% at CER.

North America Operations
Sales in North America Operations increased by 20% measured in Danish kroner and by 17% at CER. Sales growth was driven by GLP-1 growing by 28% at CER reflecting the prescription volume growth, the uptake of Ozempic® and the launch of Rybelsus®. Insulin sales decreased by 10% at CER driven by lower realised prices. The insulin sales decline was positively impacted by changes to the 340B Drug Pricing Programme. Obesity care sales increased by 83% at CER, reflecting the launch of Wegovy® in June 2021, and Biopharm sales increased by 7% at CER driven by increased NovoSeven® sales, partially offset by lower Norditropin® sales.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 13 of 33

PROFIT AND LOSS	Q4 2021	Q4 2020	% change Q4 2021 to Q4 2020	% change Q4 2021 to Q4 2020 at CER

Net sales	38,333	32,138	19%	16%

Gross profit	32,092	26,519	21%	17%
Gross margin	83.7%	82.5%

Sales and distribution costs	(11,632)	(9,766)	19%	16%
Percentage of sales	30.3%	30.4%

Research and development costs	(5,632)	(4,483)	26%	24%
Percentage of sales	14.7%	13.9%

Administrative costs	(1,190)	(1,198)	(1%)	(1%)
Percentage of sales	3.1%	3.7%

Other operating income and expenses	(4)	106	(104%)	(115%)

Operating profit	13,634	11,178	22%	16%
Operating margin	35.6%	34.8%

Financial items (net)	(521)	824	(163%)	N/A

Profit before income taxes	13,113	12,002	9%	N/A

Income taxes	(2,221)	(2,684)	(17%)	N/A
Effective tax rate	16.9%	22.4%

Net profit	10,892	9,318	17%	N/A
Net profit margin	28.4%	29.0%

Costs and operating profit
The gross margin was 83.7% in the fourth quarter of 2021 compared with 82.5% in the same period last year. The 1.2 percentage point gross margin increase reflects a positive product mix, a positive currency impact of 0.6% percentage point, partially countered by lower realised prices in the US.

Sales and distribution costs increased by 19% measured in Danish kroner and by 16% at CER compared with the same period in 2020. The increase was driven by International Operations and North America Operations reflecting the launches of Rybelsus®, promotional activities related to Ozempic® as well as promotional and market development activities related to Obesity care.
Research and development costs increased by 26% measured in Danish kroner and by 24% at CER compared with 2020 driven by the cardiovascular outcomes trials SOUL and SELECT as well as the phase 3 trials with icodec and icosema.
Administrative costs decreased by 1% in both Danish kroner and CER compared with the same period in 2020.

Other operating income and expenses showed an expense of DKK 4 million in the fourth quarter of 2021 compared with an income of DKK 106 million in the same period last year reflecting costs related to the acquisition of Dicerna Pharmaceuticals Inc.
Operating profit increased by 22% measured in Danish kroner and by 16% at CER compared with the same period in 2020.

Financial items (net) showed a net loss of DKK 521 million compared with a net gain of DKK 824 million in the fourth quarter of 2020.

The effective tax rate is 16.9% in fourth quarter of 2021 compared with an effective tax rate of 22.4% in fourth quarter of 2020 mainly reflecting impacts from business development activities in the fourth quarter of 2020.

Net profit increased by 17% to DKK 10,892 million and diluted earnings per share increased by 19% to DKK 4.76.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 14 of 33
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN 2021 AND CAPITAL EXPENDITURE
Free cash flow was DKK 29.3 billion compared with DKK 28.6 billion in 2020 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The increase is driven by higher net profit and higher provisions for rebates in the US partially driven by changed distribution policy for the 340B programme. This increase is partially countered by an unfavourable impact from change in working capital.

Capital expenditure for property, plant and equipment was DKK 6.3 billion compared with DKK 5.8 billion in 2020.

Novo Nordisk’s financial reserves were DKK 16.1 billion by end of December 2021 comprising cash at bank, marketable securities (measured at fair value based on active market data) and undrawn credit facilities less overdrafts and loans repayable within 12 months.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 70,746 million at the end of 2021, equivalent to 36.4% of total assets, compared with 43.7% at the end of 2020. Please refer to appendix 5 for further elaboration of changes in equity.

2021 share repurchase programme
On 5 November 2021, Novo Nordisk announced a share repurchase programme of up to DKK 3.7 billion to be executed from 8 November 2021 to 1 February 2022, as part of an overall programme of up to DKK 20 billion to be executed during a 12-month period beginning 3 February 2021. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 5,336,989 B shares for an amount of DKK 3.7 billion in the period from 11 November 2021 to 1 February 2022. The programme was concluded on 1 February 2022.

As of 1 February 2022, Novo Nordisk A/S has repurchased a total of 34,773,170 B shares equal to a transaction value of DKK 20.0 billion under the overall 2021 share repurchase programme beginning 3 February 2021.

As of 1 February 2022, Novo Nordisk and its wholly-owned affiliates owned 33,526,721 of its own B shares, corresponding to 1.5% of the total share capital.

Proposed final dividend of DKK 6.90 for each Novo Nordisk A and B share of DKK 0.20
At the Annual General Meeting on 24 March 2022, the Board of Directors will propose a final dividend of DKK 6.90 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2021 of DKK 10.40 for each Novo Nordisk A and B share of DKK 0.20 includes both the interim dividend of DKK 3.50 for each Novo Nordisk A and B share of
DKK 0.20, which was paid in August 2021, and the proposed final dividend of DKK 6.90 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2022. Hence, the total dividend is expected to increase by 14.3%
compared with the 2020 dividend of DKK 9.10 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2021 corresponds to a payout ratio of 49.6%, which is similar to the payout ratio for Novo Nordisk’s peer group of comparable pharmaceutical companies in 2020. No dividend will be paid on the company’s holding of own B shares.

2022 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 22 billion to be executed during the coming 12 months. The total programme may be reduced in size, in case of significant business development transactions during 2022.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 15 of 33
As part of the up to DKK 22 billion 2022 share repurchase programme, Novo Nordisk A/S will initiate a new share repurchase programme for an amount of up to DKK 4.4 billion in accordance with Article 5 of Regulation No
596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated
Regulation (EU) 2016/1052 of 8 March 2016 (the 'Safe Harbour Rules'). For that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Danmark, filial af Skandinaviska Enskilda Banken AB (SEB), as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, SEB will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting today, 2 February 2022, and ending on 2 May 2022.

A maximum of 180,000,000 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of
Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation
(EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk
Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2022, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.1% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo
Nordisk share capital around 28%.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 16 of 33
OUTLOOK
OUTLOOK 2022
The current expectations for 2022 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 2 February 2022

Sales growth
at CER	6% to 10%
as reported	Around 5 percentage points higher than at CER

Operating profit growth
at CER	4% to 8%
as reported	Around 7 percentage points higher than at CER

Financial items (net)	Loss of around DKK 2.8 billion

Effective tax rate	20% to 22%

Capital expenditure (PP&E)	Around DKK 12.0 billion

Depreciation, amortisation and impairment losses	Around DKK 6.5 billion

Free cash flow (excluding impact from business development)	DKK 50-55 billion

For 2022, sales growth is expected to be 6% to 10% at CER. The guidance reflects expectations for sales growth in both International Operations and in North America Operations, mainly driven by Diabetes and Obesity care. Within Obesity care, the guidance reflects an expectation of meeting the demand for Wegovy® in the US in the second half of 2022.

Intensifying competition within both Diabetes care and Biopharm as well as an estimated negative impact on global sales growth of around 3 percentage points from Volume Based Procurement of insulin in China are also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 5 percentage points higher than at CER.

Operating profit growth is expected to be 4% to 8% at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers within research and development and commercial. Across the operating units, commercial investments are related to the continued roll-out of Ozempic® and Rybelsus® as well as global investments in building the anti-obesity market and the launch of Wegovy®. Furthermore, resources are allocated to both early and late-stage pipeline activities. The acquisition of Dicerna Pharmaceuticals Inc. is negatively impacting operating profit growth by around 3 percentage points due to higher operating costs and amortisations of intangible assets . Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 7 percentage points higher than at CER.

For 2022, Novo Nordisk expects financial items (net) to amount to a loss of around DKK 2.8 billion, mainly reflecting losses associated with foreign exchange hedging contracts.

The effective tax rate for 2022 is expected to be in the range of 20-22%.

Capital expenditure is expected to be around DKK 12 billion in 2022 primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production at existing manufacturing sites. The expected increase in capital expenditure reflects progress of R&D projects based on the oral technology platform.

Depreciation, amortisation and impairment losses are expected to be around DKK 6.5 billion.

The free cash flow is expected to be DKK 50-55 billion. The increase in free cash flow compared to 2021 reflects the impact from the acquisition of Dicerna Pharmaceuticals in 2021.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 17 of 33
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2022, including the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions during the remainder of 2022.

FX (average rates)	Q4 2021	Q4 2020	% change	2021	2020	% change	Spot rate 27 January 2022

USD	651	625	4%	629	654	(4%)	667
CNY	102	94	9%	97	95	2%	105
JPY	5.72	5.98	(4%)	5.73	6.13	(7%)	5.78
CAD	516	479	8%	502	488	3%	526
GBP	877	824	6%	865	839	3%	893

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 2,350 million	12
CNY[2]	DKK 360 million	0
JPY	DKK 230 million	12
CAD	DKK 200 million	9
GBP	DKK 120 million	11

1) As of 27 January 2022.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 18 of 33
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Ozempic® 2.0 mg approved in the EU for the treatment of adults with type 2 diabetes
In January 2022, the European Commission (EC) granted a label expansion for Ozempic® 2.0 mg for the treatment of type 2 diabetes in adults. The label expansion applies to all 27 European Union member states. The label expansion follows a positive opinion received by the European Medicines Agency in November 2021 and it is based on the results from the SUSTAIN FORTE trial. In the trial, people treated with semaglutide 2.0 mg achieved a statistically significant and superior reduction in HbA1c at week 40 compared to semaglutide 1.0 mg. In the trial, both doses of semaglutide appeared to have a safe and well-tolerated profile. The most common adverse events were gastrointestinal. Novo Nordisk expects to launch Ozempic® 2.0 mg in the first European countries in the second half of 2022.

Phase 3 trial with icoSema initiated
In November 2021, Novo Nordisk initiated the first phase 3a trial, COMBINE 3, for icosema, a once-weekly combination of semaglutide and once-weekly insulin icodec. COMBINE 3 is a 52-week trial comparing the efficacy and safety of once-weekly icosema with once-daily basal bolus insulin treatment in approximately 680 people with type 2 diabetes.

COMBINE 3 is the first of three trials from the COMBINE programme. The remaining two trials are planned to be initiated during 2022:

COMBINE 1 is a 52-week trial comparing once-weekly icosema with insulin icodec. The objective of the trial is to assess the efficacy and safety of icosema in people with type 2 diabetes. The trial is expected to enrol approximately 1.290 people.

COMBINE 2 is a 52-week trial comparing once-weekly icoSema with semaglutide 1.0 mg. The objective of the trial is to assess the efficacy and safety of icosema in people with type 2 diabetes. The trial is expected to enrol approximately 680 people.

Phase 2 trial initiated with a fixed dose combination of semaglutide and once-weekly GIP analogue
In November 2021, Novo Nordisk initiated a 34-week phase 2 trial comparing the effect on glycaemic control and body weight of a fixed dose combination of subcutaneous semaglutide and a once-weekly GIP analogue compared to placebo and semaglutide 1.0 mg in people with type 2 diabetes.

Development of insulin 147 terminated
During the second half of 2021, Novo Nordisk terminated the development of insulin 147 due to portfolio considerations following the completion of the phase 1 trial.

Obesity care
Wegovy® approved in the EU for the treatment of obesity
In January 2022, the European Commission (EC) granted a marketing authorisation for Wegovy® for chronic weight management in adults with obesity. Wegovy® is a once-weekly semaglutide 2.4 mg injection for chronic weight management in adults living with obesity (initial BMI≥30 kg/m2) or overweight (initial BMI≥27 kg/m2) with at least one weight-related comorbidity such as high blood pressure, heart disease or type 2 diabetes. The approval applies to all 27 European Union member states. The approval follows a positive opinion received by the European Medicines Agency in November 2021 and is based on results from the STEP phase 3a clinical trial programme. For further information about the positive opinion, please see https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=86334 (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk expects approval by the EU of the Flextouch® device for Wegovy® in the second half of 2022 and to launch Wegovy® in the first country in EU hereafter.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 19 of 33
Biopharm
Sogroya® phase 3 programme in children with growth hormone deficiency successfully completed
In December 2021, Novo Nordisk successfully completed a 52-week phase 3 trial, REAL 4, comparing the efficacy and safety of once-weekly Sogroya® with daily Norditropin® in 200 children with growth hormone deficiency. The trial met the primary end-point of non-inferiority in height velocity for once-weekly Sogroya® compared with daily Norditropin®. Sogroya® appeared to have a safe and well-tolerated profile. Following the completion of the 52-week main phase of the trial, an extension phase of the trial is continuing to evaluate long-term safety. Novo Nordisk expects to submit Sogroya® for regulatory approval for the treatment of growth hormone deficiency in children in the first half of 2022.

Phase 3 trial with Macrilen™ in children initiated
In December 2021, a phase 3 trial with Macrilen™ in children was initiated. The trial is conducted in collaboration with Aeterna Zentaris Inc. and evaluates Macrilen™ for the diagnosis of childhood-onset growth hormone deficiency compared to two standard growth hormone stimulation tests (arginine and clonidine). The trial is expected to enrol approximately 100 children and adolescents from 2 to less than 18 years of age with suspected growth hormone deficiency.

Interim results from phase 1/2 clinical trial with Mim8
In November 2021, Novo Nordisk successfully completed the first cohorts from the ongoing phase 1/2 clinical proof of concept trial with Mim8. The last two cohorts are expected to read out in the first quarter of 2022. The multi-cohort 12-week trial enrolled approximately 40 people with haemophilia A. In the completed cohorts, Mim8 demonstrated pharmacokinetic and pharmacodynamic properties supporting weekly as well as monthly dosing and Mim8 appeared to have a safe and well-tolerated profile. In December 2021, first patient first visit occurred for the pivotal phase 3 trial with initiation of a run-in period of 26-52 weeks duration prior to the expected initiation of Mim8 treatment in the second half of 2022.

Partnerships
Collaboration with Staten Biotechnology terminated
In February 2022, Novo Nordisk decided not to exercise the option to acquire Staten Biotechnology and the monoclonal antibody, STT-5058, designed to target lipoprotein ApoC3. Consequently, the collaboration has been terminated. The decision follows evaluations of interim data from the phase 1 trial initiated in June 2020 which is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of STT-5058 compared to placebo in healthy volunteers.

Technology platforms
Acquisition of Dicerna Pharmaceuticals Inc.
On 18 November 2021, Novo Nordisk announced that it had entered into a definitive agreement to acquire Dicerna Pharmaceuticals Inc. (Dicerna). The acquistion was completed on 28 December 2021. The acquisition of Dicerna’s ribonucleic acid interference (RNAi) platform is a strategic addition to Novo Nordisk’s existing research technology platforms and supports the strategy of using a broad range of technology platforms applicable across all Novo Nordisk’s therapeutic focus areas. In 2019, Novo Nordisk entered a research collaboration with Dicerna to discover and develop RNAi therapies using Dicerna’s proprietary GalXC™ RNAi platform technology. The collaboration between Novo Nordisk and Dicerna encompassed the exploration of more than 30 liver cell targets with the potential to deliver multiple clinical candidates for disorders including non-alcoholic steatohepatitis (NASH), type 2 diabetes, obesity and rare diseases. Novo Nordisk expects to initiate clinical development with the first target in 2022. The three clinical assets in Dicerna's pipeline, Nedosiran for primary hyperoxaluria, Belcesiran for Alpha-1 antitrypsin deficiency and DCR-AUD for alcohol use disorder have been added to Novo Nordisk's pipeline. For further information, please read the press release https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=87435 (the contents of the company's website do not form a part of this Form 6-K).

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 20 of 33

Purpose and sustainability

ENVIRONMENTAL PERFORMANCE	2021	2020	2019	2018	2017	% change 2020 to 2021

Resources

Energy consumption for operations (1,000 GJ)	3,387	3,191	2,993	3,099	—	6%
Share of renewable power for production sites	100%	100%	76%	77%	79%
Water consumption for production sites (1,000 m3)	3,488	3,368	3,149	3,101	3,276	4%

Emissions and waste

CO2 emissions from operations and transportation (1,000 tonnes)	174	170	306	278	—	2%
Waste from production sites (1,000 tonnes)	181	141	124	142	157	28%
SOCIAL PERFORMANCE

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)	34.6	32.8	30.0	29.2	27.7	5%
- Hereof reached via the Novo Nordisk Access to Insulin Commitment (estimate in million)	1.7	3.2	2.9	0.3	0.3	(47%)
- Hereof children reached through the Changing Diabetes in Children programme (cumulative)	31,846	28,296	25,695	22,876	17,638	13%

People & employees
Employees (FTE)	47,792	44,723	42,703	42,672	42,076	7%
Employee turnover	11.0%	7.9%	11.4%	11.7%	11.0%
GOVERNANCE PERFORMANCE

Relevant employees trained in business ethics	98%	99%	99%	99%	99%
Product recalls	1	—	4	3	6
Failed inspections	—	—	—	—	—
Company reputation (scale 0-100)[1]	82.6	N/A	N/A	N/A	N/A
1. Company reputation replaces company trust in order to capture more dimensions of how we are perceived by our external stakeholders.

    Environment
Resources
Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero; progress is measured on use of resources, emissions and waste.

In 2021, the energy consumption from operations was 3,387,000 GJ, an increase of 6% compared with 2020 primarily due to a new production facility.

In 2021, 100% of the power sourced across global production was from renewable energy. Novo Nordisk has a target to ensure all direct suppliers supply the company based on 100% renewable power by 2030, and currently direct suppliers accounting for 41% of tier 1 supply chain CO2 emissions have committed to using renewable power

Water consumption at production sites was 3,488,000 cubic meters, an increase of 4% compared with 2020 due to the new production facility.

Emissions and waste
In 2021, total CO2 emissions across our operations and transportation were 174,000 tonnes of CO2, representing a 2% increase compared to 2020 but a 43% decrease from 2019. The reduction compared to 2019 is primarily driven by implementation of renewable energy projects and impacts on travel due to COVID-19.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 21 of 33
Production sites had a total of 181,000 tonnes of waste, an increase of 28% compared to 2020. This increase was due to increased production in Kalundborg, Denmark. During 2021, less than 1% (1,000 tonnes) of waste was sent to landfill.

Social
Patients
Novo Nordisk continued to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. In 2021, Novo Nordisk provided medical treatment to an estimated total of 34.6 million people living with diabetes. An increase of 5% from 2020.

In 2021, an estimated 1.7 million people were treated with insulin under Novo Nordisk's Access to Insulin Commitment. Under this commitment, Novo Nordisk offers human insulin vials at a ceiling price of USD 3 to 76 countries, as well as to selected humanitarian organisations and UN agencies providing humanitarian relief. Long-term agreements are currently in place with 10 organisations. An additional estimated 2.2 million patients were reached at or below the ceiling price in countries outside the commitment. The decrease of 47% is due to Novo Nordisk lowering the ceiling price from USD 4 to 3 per vial in second half of 2020 which affects the comparability of 2021 and previous years. Using the previous ceiling price of USD 4, estimated 3.4 million people were reached under the commitment in 2021 compared to 3.2 million people in 2020.

Finally, Novo Nordisk has an ambition that no child should die from type 1 diabetes. To achieve this, the Changing Diabetes in Children programme aims to reach 100,000 children by 2030. By 2021, a total of 31,846 children were reached across 15 countries.

Employees
The number of full-time employees at the end of 2021 increased by 7.0% compared to 12 months ago. The total number of full-time employees was 47,792. The increase is driven by Product Supply, International Operations, R&D and Global Business Services in India, partially countered by North America Operations. The turnover was 11.0% in 2021 compared with 7.9% in 2020.

Governance
In 2021, 98% of employees completed and documented their Business Ethics training, with the remaining 2% missing mainly due to employees being on leave.

Novo Nordisk had one product recall from the market and no failed inspections in 2021. The company reputation was 82.6 on a 0-100 scale.

For further information about Novo Nordisk's performance and strategies with Purpose and Sustainability, please see the Annual Report 2021.

CORPORATE GOVERNANCE

Board of Directors and Executive management remuneration
Long-term incentive programme 2022
The Board of Directors has established a long-term incentive programme for 2022 covering Executive Management and - in line with previous years - a number of mid to senior managers (in total approximately 1,550 employees) with a three-year performance period (2022-2024). The measures are linked to the Strategic Aspirations 2025. Within Purpose & Sustainability, measures are mainly linked to environmental, social and governance activities and within Innovation & Therapeutic Focus, the measures include key R&D activities. For Commercial Execution, the measure is sales growth and for Financials, the measure is operating profit growth.

Around 1,000,000 Novo Nordisk shares may be allocated at target (at maximum target achievement the number of shares is around 2,600,000), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (2 February to 16 February 2022) following the release of the annual report for 2021. It is currently estimated that the value at target is approximately DKK 650 million.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 22 of 33

Remuneration Report 2021
Novo Nordisk has prepared a separate Remuneration Report describing the remuneration awarded or due during 2021 to the Board members and Executives as registered with the Danish Business Authority. The Remuneration Report will be submitted to the Annual General Meeting for an advisory vote. The Remuneration Report is available at novonordisk.com.

LEGAL MATTERS
Abbreviated New Drug Applications has been filed for semaglutide with the U.S. FDA
In January 2022, Rio Biopharmaceuticals Inc. (Rio), Aurobindo Pharma USA Inc. (Aurobindo), Sun Pharmaceutical Industries Limited (Sun) and Zydus Worldwide DMCC (Zydus), notified Novo Nordisk, that they have filed Abbreviated New Drug Applications (ANDAs) for semaglutide, the active pharmaceutical molecule in Ozempic® with the U.S. Food and Drug Administration. Accordingly, these ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of Ozempic® before the expiration of five of the patents currently listed for Ozempic® in the Orange Book with expiration dates ranging from August 2027 until December 2033, including the drug substance patent expiring June 2032 (all expiration dates assume paediatric exclusivity). Novo Nordisk is fully prepared to enforce its patents including through litigation. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Settlement of securities lawsuit in Denmark
On 14 January 2022, Novo Nordisk announced that the company had settled a securities lawsuit in Denmark filed in August 2019. The settlement contains no admission of liability, wrongdoing or responsibility by Novo Nordisk and no payment will be made by Novo Nordisk to the plaintiffs.

The lawsuit was filed by a number of shareholders and alleged that Novo Nordisk had made misleading statements and did not make appropriate disclosures regarding its sales of insulin products in the US. The original claim was for a total amount of DKK 11.8 billion.

Novo Nordisk has received a Civil Investigative Demand from the U.S. Department of Justice
In December 2021, Novo Nordisk received a Civil Investigative Demand from the U.S. Department of Justice (DOJ) in connection with a False Claims Act investigation it is conducting related to Novo Nordisk's financial relationships with healthcare professionals and prescriptions for Ozempic® and Rybelsus® during the period 1 January, 2016 to the present. Novo Nordisk is cooperating with DOJ in this investigation. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Equity and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 23 of 33
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have approved the Annual Report 2021 of Novo Nordisk A/S, including the audited consolidated financial statements. The Board of Directors and Executive Management have also approved this financial statement containing condensed financial information for 2021.

The consolidated financial statements in the Annual Report 2021 have been prepared in accordance with
International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)
and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2021, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2021 and additional
Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2021 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 2 February 2022

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Laurence Debroux

Andreas Fibig	Sylvie Grégoire	Mette Bøjer Jensen

Kasim Kutay	Anne Marie Kverneland	Martin Mackay

Henrik Poulsen	Thomas Rantzau	Stig Strøbæk

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 24 of 33
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
3 March 2022	Capital Markets Day in Copenhagen, Denmark
24 March 2022	Annual General Meeting
4 May 2022	Financial statement for the first three months of 2022
4 August 2022	Financial statement for the first six months of 2022
2 November 2022	Financial statement for the first nine months of 2022

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2021 and Form 20-F both filed with the SEC in February 2022 in continuation of the publication of the Annual Report 2021, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2021.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 25 of 33
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2021				2020				Q4 2021 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2020

Net sales	38,333	35,622	33,041	33,804	32,138	30,927	30,006	33,875	19%

Gross profit	32,092	29,563	27,494	27,993	26,519	25,772	25,234	28,489	21%
Gross margin	83.7%	83.0%	83.2%	82.8%	82.5%	83.3%	84.1%	84.1%

Sales and distribution costs	(11,632)	(9,119)	(8,001)	(8,256)	(9,766)	(8,174)	(7,398)	(7,590)	19%
Percentage of sales	30.3%	25.6%	24.2%	24.4%	30.4%	26.4%	24.7%	22.4%
Research and development costs	(5,632)	(4,252)	(3,944)	(3,944)	(4,483)	(3,911)	(3,291)	(3,777)	26%
Percentage of sales	14.7%	11.9%	11.9%	11.7%	13.9%	12.6%	11.0%	11.1%
Administrative costs	(1,190)	(1,024)	(904)	(932)	(1,198)	(1,006)	(827)	(927)	(1%)
Percentage of sales	3.1%	2.9%	2.7%	2.8%	3.7%	3.3%	2.8%	2.7%
Other operating income and expenses	(4)	81	134	121	106	127	120	107	(104%)

Operating profit	13,634	15,249	14,779	14,982	11,178	12,808	13,838	16,302	22%
Operating margin	35.6%	42.8%	44.7%	44.3%	34.8%	41.4%	46.1%	48.1%

Financial income	254	790	90	1,753	1,352	162	97	17	(81%)
Financial expenses	(775)	(927)	48	(797)	(528)	(279)	(519)	(1,298)	47%
Financial items (net)	(521)	(137)	138	956	824	(117)	(422)	(1,281)	(163%)

Profit before income taxes	13,113	15,112	14,917	15,938	12,002	12,691	13,416	15,021	9%

Income taxes	(2,221)	(2,993)	(2,794)	(3,315)	(2,684)	(2,393)	(2,791)	(3,124)	(17%)

Net profit	10,892	12,119	12,123	12,623	9,318	10,298	10,625	11,897	17%

Depreciation, amortisation and impairment losses	2,082	1,349	1,217	1,377	1,379	2,130	1,158	1,086	51%
Capital expenditure	2,049	1,175	1,709	1,402	1,518	1,401	1,239	1,667	35%
Net cash generated from operating activities	(3,017)	21,507	25,255	11,255	172	17,506	24,261	10,012	N/A
Free cash flow	(22,993)	19,616	23,164	9,532	(12,994)	11,224	22,666	7,669	77%

Total assets	194,508	174,084	158,095	141,387	144,922	139,947	136,121	126,256	34%
Total equity	70,746	66,112	65,559	58,496	63,325	59,573	60,054	54,399	12%
Equity ratio	36.4%	38.0%	41.5%	41.4%	43.7%	42.6%	44.1%	43.1%

Full-time equivalent employees end of period	47,792	46,982	45,971	45,157	44,723	44,326	43,526	43,158	7%

Basic earnings per share/ADR (in DKK)	4.77	5.29	5.26	5.47	4.02	4.42	4.54	5.07	19%
Diluted earnings per share/ADR (in DKK)	4.76	5.27	5.26	5.45	4.01	4.42	4.53	5.05	19%
Average number of shares outstanding (million)	2,284.0	2,291.9	2,300.8	2,309.6	2,318.9	2,329.0	2,338.8	2,348.8	(2%)
Average number of diluted shares outstanding (million)	2,290.6	2,297.3	2,306.3	2,315.6	2,325.1	2,335.1	2,344.9	2,354.8	(1%)

Sales by business segment:
Total GLP-1	16,372	13,848	12,077	11,300	11,780	10,651	9,425	9,975	39%
Long-acting insulin	4,677	4,416	4,149	4,822	5,013	4,048	4,220	5,158	(7%)
Premix insulin	2,691	2,844	2,715	2,953	2,705	2,572	2,693	2,955	(1%)
Fast-acting insulin	4,520	4,359	4,252	4,556	4,231	4,589	4,379	5,114	7%
Human insulin	2,085	2,391	2,041	2,535	1,678	2,194	2,314	2,687	24%
Total insulin	13,973	14,010	13,157	14,866	13,627	13,403	13,606	15,914	3%
Other Diabetes care	816	859	809	1,110	975	954	977	1,125	(16%)
Total Diabetes care	31,161	28,717	26,043	27,276	26,382	25,008	24,008	27,014	18%
Obesity care (Saxenda® and Wegovy®)	2,459	2,398	1,992	1,551	1,385	1,338	1,308	1,577	78%
Diabetes and Obesity care total	33,620	31,115	28,035	28,827	27,767	26,346	25,316	28,591	21%

Rare blood disorders1)	2,490	2,326	2,723	2,678	2,140	2,311	2,401	2,810	16%
Rare endocrine disorders1)	1,719	1,805	1,859	1,920	1,833	1,891	1,952	2,031	(6%)
Other Biopharm	504	376	424	379	398	379	337	443	27%
Biopharm total	4,713	4,507	5,006	4,977	4,371	4,581	4,690	5,284	8%

Sales by geographic segment:
International Operations	18,216	18,337	18,237	18,747	15,430	15,988	16,115	18,296	18%
- EMEA	9,427	9,170	9,579	9,530	8,138	8,318	8,167	9,674	16%
- Region China	3,710	4,257	3,722	4,330	3,248	3,549	3,474	3,813	14%
- Rest of World	5,079	4,910	4,936	4,887	4,044	4,121	4,474	4,809	26%
North America Operations	20,117	17,285	14,804	15,057	16,708	14,939	13,891	15,579	20%
- The US	18,902	16,181	13,754	14,172	15,877	14,144	13,028	14,775	19%

Segment operating profit:
Diabetes and Obesity care	11,861	13,052	12,155	12,470	9,106	9,748	11,434	13,456	30%
Biopharm	1,773	2,197	2,624	2,512	2,072	3,060	2,404	2,846	(14%)

1) Comparative numbers have been restated as Macrilen™ (previously disclosed under Other biopharm) is now disclosed as part of Rare endocrine disorders.

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 26 of 33
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2021		2020

Income statement

Net sales	140,800		126,946
Cost of goods sold	(23,658)		(20,932)

Gross profit	117,142		106,014

Sales and distribution costs	(37,008)		(32,928)
Research and development costs	(17,772)		(15,462)
Administrative costs	(4,050)		(3,958)
Other operating income and expenses	332		460

Operating profit	58,644	58644000000	54,126

Financial income	2,887		1,628
Financial expenses	(2,451)		(2,624)

Profit before income taxes	59,080		53,130

Income taxes	(11,323)		(10,992)

NET PROFIT	47,757		42,138

Basic earnings per share (DKK)	20.79		18.05
Diluted earnings per share (DKK)	20.74		18.01

Segment Information

Segment sales:
Diabetes and Obesity care	121,597		108,020
Biopharm	19,203		18,926

Segment operating profit:
Diabetes and Obesity care	49,538		43,744
Operating margin	40.7%		40.5%

Biopharm	9,106		10,382
Operating margin	47.4%		54.9%

Total segment operating profit	58,644		54,126

Statement of comprehensive income

Net profit for the period	47,757		42,138

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	146		(67)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	1,624		(1,689)
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,802)		329
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,755)		1,384
Other items	112		10
Tax on other comprehensive income, income/(expense)	1,005		(577)

Other comprehensive income for the period, net of tax	(670)		(610)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	47,087		41,528

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 27 of 33
APPENDIX 3: CASH FLOW STATEMENT

DKK million	2021	2020

Net profit	47,757	42,138

Adjustment for non-cash items:
Income taxes in the Income Statement	11,323	10,992
Depreciation, amortisation and impairment losses	6,025	5,753
Other non-cash items	13,009	7,849
Change in working capital	(8,656)	(4,353)
Interest received	241	100
Interest paid	(261)	(422)
Income taxes paid	(14,438)	(10,106)

Net cash generated from operating activities	55,000	51,951

Purchase of intangible assets	(1,050)	(16,256)
Proceeds from sale of property, plant and equipment	—	7
Purchase of property, plant and equipment	(6,335)	(5,825)
Acquisition of businesses	(18,283)	—
Proceeds from other financial assets	—	12
Purchase of other financial assets	(4)	—
Purchase of marketable securities	(7,109)	—
Sale of marketable securities	1,172	—
Investment in associated company	—	(392)
Dividend received from associated company	4	18

Net cash used in investing activities	(31,605)	(22,436)

Purchase of treasury shares	(19,447)	(16,855)
Dividends paid	(21,517)	(20,121)
Proceeds from borrowings	22,160	5,682
Repayment of borrowings	(6,689)	(950)

Net cash used in financing activities	(25,493)	(32,244)

NET CASH GENERATED FROM ACTIVITIES	(2,098)	(2,729)

Cash and cash equivalents at the beginning of the year	12,226	15,411
Exchange gain/(loss) on cash and cash equivalents	591	(456)

Cash and cash equivalents at the end of the period	10,719	12,226

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 28 of 33
APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2021	31 Dec 2020

ASSETS

Intangible assets	43,171	20,657
Property, plant and equipment	55,362	50,269
Investments in associated companies	525	582
Deferred income tax assets	8,672	5,865
Other receivables and prepayments	267	674
Other financial assets	916	1,066

TOTAL NON-CURRENT ASSETS	108,913	79,113

Inventories	19,621	18,536
Trade receivables	40,643	27,734
Tax receivables	1,119	289
Other receivables and prepayments	5,037	4,161
Marketable securities	6,765	—
Derivative financial instruments	1,690	2,332
Cash at bank	10,720	12,757

TOTAL CURRENT ASSETS	85,595	65,809
TOTAL ASSETS	194,508	144,922

EQUITY AND LIABILITIES

Share capital	462	470
Treasury shares	(6)	(8)
Retained earnings	72,004	63,774
Other reserves	(1,714)	(911)

TOTAL EQUITY	70,746	63,325

Borrowings	12,961	2,897
Deferred income tax liabilities	5,271	2,502
Retirement benefit obligations	1,280	1,399
Other liabilities	360	—
Provisions	4,374	4,526

Total non-current liabilities	24,246	11,324

Borrowings	13,684	7,459
Trade payables	8,870	5,717
Tax payables	3,658	3,913
Other liabilities	19,600	17,005
Derivative financial instruments	2,184	1,365
Provisions	51,520	34,814

Total current liabilities	99,516	70,273

TOTAL LIABILITIES	123,762	81,597

TOTAL EQUITY AND LIABILITIES	194,508	144,922

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 29 of 33
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2021

Balance at the beginning of the year	470	(8)	63,774	(911)	63,325
Net profit for the year			47,757		47,757
Other comprehensive income for the year			146	(816)	(670)

Total comprehensive income for the year			47,903	(816)	47,087

Transfer of cash flow hedge reserve to intangible assets				13	13
Transactions with owners:
Dividends			(21,517)		(21,517)
Share-based payments			1,040		1,040
Tax related to restricted stock units			245		245
Purchase of treasury shares		(6)	(19,441)		(19,447)
Reduction of the B share capital	(8)	8			—

Balance at the end of the year	462	(6)	72,004	(1,714)	70,746

At the end of the year proposed final dividends (not yet declared) of DKK 15,690 million (DKK 6.90 per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2020

Balance at the beginning of the year	480	(10)	57,817	(694)	57,593
Net profit for the year			42,138		42,138
Other comprehensive income for the year			(67)	(543)	(610)

Total comprehensive income for the year			42,071	(543)	41,528

Transfer of cash flow hedge reserve to intangible assets				326	326
Transactions with owners:
Dividends			(20,121)		(20,121)
Share-based payments			823		823
Tax related to restricted stock units			31		31
Purchase of treasury shares		(8)	(16,847)		(16,855)
Reduction of the B share capital	(10)	10			—

Balance at the end of the year	470	(8)	63,774	(911)	63,325

At the end of the year proposed final dividends of DKK 13,496 million (DKK 5.85 per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 30 of 33

APPENDIX 6: SALES SPLIT PER AREA

Q4 2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	1,823	234	110	—	124	1,589	1,565
% change at CER	117%	—	—	—	—	93%	91%
Ozempic®	10,716	2,749	1,800	165	784	7,967	7,460
% change at CER	70%	139%	86%	—	336%	54%	52%
Victoza®	3,833	1,496	777	356	363	2,337	2,266
% change at CER	(22%)	(4%)	(13%)	37%	(9%)	(30%)	(30%)
Total GLP-1	16,372	4,479	2,687	521	1,271	11,893	11,291
% change at CER	36%	65%	43%	100%	122%	28%	26%
Long-acting insulin	4,677	2,743	1,656	505	582	1,934	1,768
% change at CER	(9%)	13%	6%	33%	21%	(30%)	(32%)
Tresiba®	2,731	1,426	762	303	361	1,305	1,174
% change at CER	19%	32%	22%	139%	11%	7%	5%
Xultophy®	673	535	414	1	120	138	135
% change at CER	10%	15%	3%	—	84%	(4%)	(3%)
Levemir®	1,273	782	480	201	101	491	459
% change at CER	(44%)	(11%)	(10%)	(21%)	9%	(65%)	(66%)
Premix insulin	2,691	2,436	675	1,172	589	255	247
% change at CER	(4%)	(4%)	(1%)	(10%)	2%	(2%)	(2%)
Ryzodeg®	424	424	86	76	262	—	—
% change at CER	31%	31%	32%	—	9%	—	—
NovoMix®	2,267	2,012	589	1,096	327	255	247
% change at CER	(9%)	(10%)	(4%)	(15%)	(2%)	(2%)	(2%)
Fast-acting insulin	4,520	2,720	1,637	519	564	1,800	1,685
% change at CER	4%	1%	1%	(7%)	11%	9%	8%
Fiasp®	495	307	268	—	39	188	178
% change at CER	34%	27%	22%	—	67%	49%	51%
NovoRapid®	4,025	2,413	1,369	519	525	1,612	1,507
% change at CER	1%	(1%)	(3%)	(7%)	8%	5%	5%
Human insulin	2,085	1,670	518	583	569	415	394
% change at CER	18%	8%	(7%)	12%	24%	89%	105%
Total insulin	13,973	9,569	4,486	2,779	2,304	4,404	4,094
% change at CER	(1%)	4%	1%	1%	14%	(10%)	(11%)
Other Diabetes care[1]	816	588	178	283	127	228	189
% change at CER	(20%)	(19%)	2%	(25%)	(26%)	(22%)	(26%)
Total Diabetes care	31,161	14,636	7,351	3,583	3,702	16,525	15,574
% change at CER	15%	16%	13%	6%	34%	14%	13%
Obesity care (Saxenda® and Wegovy®)	2,459	814	526	23	265	1,645	1,542
% change at CER	73%	57%	78%	—	19%	83%	86%
Diabetes and Obesity care total	33,620	15,450	7,877	3,606	3,967	18,170	17,116
% change at CER	18%	18%	16%	6%	33%	18%	17%

Biopharm segment
Rare blood disorders[2]	2,490	1,362	871	46	445	1,128	1,061
% change at CER	13%	13%	21%	(59%)	18%	14%	16%
Haemophilia A	581	435	297	4	134	146	138
% change at CER	33%	29%	29%	(33%)	35%	46%	50%
Haemophilia B	162	107	71	1	35	55	19
% change at CER	20%	50%	56%	—	37%	(16%)	(31%)
NovoSeven®	1,690	802	492	41	269	888	867
% change at CER	8%	3%	13%	(61%)	9%	14%	14%
Rare endocrine disorders[3]	1,719	1,147	481	56	610	572	565
% change at CER	(8%)	(1%)	(8%)	121%	1%	(20%)	(20%)
Other Biopharm[4]	504	257	198	2	57	247	160
% change at CER	25%	(8%)	(5%)	—	(20%)	101%	202%
Biopharm total	4,713	2,766	1,550	104	1,112	1,947	1,786
% change at CER	6%	5%	7%	(23%)	5%	7%	7%

Total sales	38,333	18,216	9,427	3,710	5,079	20,117	18,902
% change at CER	16%	15%	15%	5%	26%	17%	16%
% change as reported	19%	18%	16%	14%	26%	20%	19%
Share of growth	100%	45%	22%	3%	20%	55%	49%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 31 of 33

2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	4,838	524	289	—	235	4,314	4,243
% change at CER	168%	—	—	—	—	144%	142%
Ozempic®	33,705	8,856	6,393	303	2,160	24,849	23,168
% change at CER	64%	147%	106%	—	347%	46%	45%
Victoza®	15,054	6,726	3,527	1,544	1,655	8,328	8,031
% change at CER	(18%)	(4%)	(17%)	45%	(3%)	(26%)	(26%)
Total GLP-1	53,597	16,106	10,209	1,847	4,050	37,491	35,442
% change at CER	32%	52%	38%	73%	85%	25%	24%
Long-acting insulin	18,064	11,074	6,729	2,080	2,265	6,990	6,412
% change at CER	0%	13%	6%	38%	17%	(15%)	(16%)
Tresiba®	9,729	5,486	2,979	1,095	1,412	4,243	3,793
% change at CER	11%	26%	17%	155%	5%	(4%)	(6%)
Xultophy®	2,657	2,135	1,693	3	439	522	512
% change at CER	11%	21%	6%	200%	156%	(17%)	(17%)
Levemir®	5,678	3,453	2,057	982	414	2,225	2,107
% change at CER	(17%)	(7%)	(6%)	(9%)	(3%)	(29%)	(30%)
Premix insulin	11,203	10,512	2,879	5,224	2,409	691	665
% change at CER	4%	4%	3%	5%	3%	6%	6%
Ryzodeg®	1,711	1,711	392	283	1,036	—	—
% change at CER	37%	37%	33%	—	15%	—	—
NovoMix®	9,492	8,801	2,487	4,941	1,373	691	665
% change at CER	(1%)	(1%)	(1%)	0%	(3%)	6%	6%
Fast-acting insulin	17,687	10,903	6,454	2,288	2,161	6,784	6,357
% change at CER	(1%)	3%	0%	7%	6%	(6%)	(7%)
Fiasp®	1,748	1,106	965	—	141	642	605
% change at CER	29%	34%	27%	—	116%	20%	22%
NovoRapid®	15,939	9,797	5,489	2,288	2,020	6,142	5,752
% change at CER	(3%)	0%	(3%)	7%	2%	(8%)	(9%)
Human insulin	9,052	7,453	2,152	2,692	2,609	1,599	1,515
% change at CER	4%	3%	(8%)	(1%)	19%	8%	10%
Total insulin	56,006	39,942	18,214	12,284	9,444	16,064	14,949
% change at CER	1%	6%	2%	8%	11%	(9%)	(9%)
Other Diabetes care[1]	3,594	2,644	713	1,432	499	950	806
% change at CER	(10%)	(10%)	1%	(10%)	(23%)	(10%)	(11%)
Total Diabetes care	113,197	58,692	29,136	15,563	13,993	54,505	51,197
% change at CER	13%	14%	12%	11%	24%	12%	11%
Obesity care (Saxenda® and Wegovy®)	8,400	3,117	1,809	61	1,247	5,283	4,912
% change at CER	55%	52%	66%	—	32%	57%	58%
Diabetes and Obesity care total	121,597	61,809	30,945	15,624	15,240	59,788	56,109
% change at CER	15%	16%	14%	11%	24%	15%	14%

Biopharm segment
Rare blood disorders[2]	10,217	5,784	3,712	222	1,850	4,433	4,170
% change at CER	9%	4%	6%	(40%)	8%	16%	18%
Haemophilia A	2,112	1,625	1,162	24	439	487	460
% change at CER	25%	24%	19%	50%	35%	32%	34%
Haemophilia B	637	400	268	4	128	237	102
% change at CER	25%	33%	34%	—	28%	12%	23%
NovoSeven®	7,221	3,673	2,225	194	1,254	3,548	3,461
% change at CER	4%	(6%)	(3%)	(45%)	0%	15%	17%
Rare endocrine disorders[3]	7,303	4,880	2,212	167	2,501	2,423	2,400
% change at CER	(2%)	5%	1%	147%	4%	(12%)	(13%)
Other Biopharm[4]	1,683	1,064	837	6	221	619	330
% change at CER	8%	(5%)	(7%)	20%	3%	39%	67%
Biopharm total	19,203	11,728	6,761	395	4,572	7,475	6,900
% change at CER	4%	3%	3%	(11%)	5%	6%	7%

Total sales	140,800	73,537	37,706	16,019	19,812	67,263	63,009
% change at CER	14%	14%	12%	11%	19%	14%	13%
% change as reported	11%	12%	10%	14%	14%	10%	9%
Share of growth	100%	51%	23%	9%	19%	49%	44%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 32 of 33
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	2021	2020	% change 2021 to 2020

Net sales	140,800	126,946	11%
Effect of exchange rates	3,643	—
Sales at CER	144,443	126,946	14%

Operating profit at CER

DKK million	2021	2020	% change 2021 to 2020

Operating profit	58,644	54,126	8%
Effect of exchange rates	2,332	—
Operating profit at CER	60,976	54,126	13%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2021	2020

Net cash generated from operating activities	55,000	51,951
Net cash used in investing activities	(31,605)	(22,436)
Net purchase of marketable securities	5,937	—
Addition on marketable securities through acquisition of business	861	—
Repayment on lease liabilities	(874)	(950)
Free cash flow	29,319	28,565

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Company announcement No 7 / 2022

Financial report for the period 1 January 2021 to 31 December 2021	Page 33 of 33
Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the period, marketable securities with original term to maturity exceeding three months and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	2021	2020

Cash and cash equivalents	10,719	12,226
Marketable securities	6,765	—
Undrawn committed credit facility	11,526	11,531
Undrawn bridge facility	—	5,577
Borrowings	(12,861)	(576)
Financial reserves	16,149	28,758

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Company announcement No 7 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2022
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer